SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
______________________

Report of Foreign Private Issuer

______________________

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 9, 2007

______________________

ACTIONS SEMICONDUCTOR CO., LTD. ______________________ 15-1, No. 1 HIT Road Tangjia, Zhuhai Guangdong, 519085 The People’s Republic of China (86-756) 339-2353 ______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated January 9, 2007, which announces that the Company has begun shipping samples of its new Series 13 product family to customers for evaluation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By:
Name: David Lee
Title: Chief Financial Officer

Dated: January 9, 2007